UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated March 10, 2016 regarding Rating Action

RELEVANT INFORMATION

Bogotá. March 10, 2016. Grupo Aval Acciones y Valores S.A. (Grupo Aval) informs that Moody’s Investor Service published yesterday a Rating Action with respect to Banco de Bogotá S.A. Additionally, pursuant to Moody’s internal policies, such Rating Action had an effect on the ratings of Grupo Aval and Grupo Aval Limited. The conclusions of this Rating Action are the following:

•	Banco de Bogotá S.A.

Short term and long term, local and foreign, currency deposits:	Baa2
Foreign currency senior debt:	Baa2
Short and Long term counterparty risk (CR assessments):	Baa1
Long Term foreign currency subordinated debt:	Ba2
Standalone baseline credit assessment:	ba1

The abovementioned ratings were placed under review by Moody’s, and during the next three months could be revised for downgrade.

Such ratings were assigned in consideration of the decrease in the Bank’s adjusted capital ratio (based on Moody´s calculation criteria). Notwithstanding, Moody’s highlighted the Bank’s strength in the generation of earnings, its conservative risk policies and high degree of geographical diversification portfolio. Likewise, the agency outlined that the Bank´s regulatory capital ratio remains at considerably high levels of tangible capital equity to risk-weighted assets (TC/RWA) and that the Bank continues to show an adequate cushion with respect to Colombia’s regulatory minimum.

Due to the Rating Action of Banco de Bogotá S.A., similar actions were taken with respect to the ratings of Grupo Aval and Grupo Aval Limited, as follows:

•	Grupo Aval

Long term local and foreign currency issuer:	Ba2

The abovementioned rating was placed under review by Moody’s, and during the next three months could be revised for downgrade.

•	Grupo Aval Limited:

Long term foreign currency issuer:	Ba2

The abovementioned rating was placed under review by Moody’s, and during the next three months could be revised for downgrade.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel